

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

March 14, 2008

VIA U.S. MAIL

Jeffrey L. Hall
Chief Financial Officer
KLA-Tencor Corporation
One Technology Drive
Milpitas, California 95035

      Re: KLA-Tencor Corporation
              Form 10-K for the year ended June 30, 2007
              Filed August 20, 2007
              File No. 000-09992

Dear Mr. Hall:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                     Sincerely,

                                     Angela Crane
                                     Branch Chief